March 28, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Jeffrey P. Riedler

RE:	Cerulean Pharma Inc.
Registration Statement on Form S-1
Filed March 10, 2014
File No. 333-194442

Ladies and Gentlemen:

On behalf of Cerulean Pharma Inc. (the “Company”), we are responding to the comments contained in the letter dated March 25, 2014 (the “Comment Letter”) from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Comment Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 1. Page numbers referred to in the responses reference Amendment No. 1.

On behalf of the Company, we advise you as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations and Contingent Liabilities, page 69

1.	We acknowledge your response and revised disclosure related to prior comment 12. Based on your disclosure on page 73, it appears that the Company’s accrual of expenses involves reviewing open contracts and purchase orders. Please expand your narrative disclosure to quantify the total amount of open contracts and purchase orders with service providers as of December 31, 2013.

Securities and Exchange Commission March 28, 2014 Page 2

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit, page F-5

2.	Your revisions in response to prior comment 19 appear to be limited to the sales of preferred stock. Please revise to disclose the dollar amount per share of each equity issuance as required by ASC 915-215-45-1b.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages F-5 and F-6 of the Registration Statement.

Notes to Consolidated Financial Statements

18. Subsequent Events, page F-25

3.	Please refer to your disclosure that 2014 convertible notes will automatically convert into the Company’s capital stock at the closing of the Company’s next qualified financing or upon a qualified initial public offering, based on a conversion price equal to 77.5% of the price per share paid by other investors in the financing. It appears that the 2014 convertible notes have a beneficial conversion feature that may result in a charge to earnings once the contingency is resolved. Please revise to disclose the accounting treatment of the 2014 convertible notes with the contingent beneficial conversion feature.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no beneficial conversion feature upon a qualified financing or a qualified initial public offering. While in legal form the automatic conversion into the Company’s stock upon the next qualified financing or a qualified initial public offering is termed to be a conversion option, in substance, the automatic conversion feature has the economic characteristics of a contingent early redemption of the notes using shares rather than cash (i.e., stock-settled debt). Upon the occurrence of a qualified financing or a qualified initial public offering, the total value that the investor will receive will be fixed at 129% (1/77.5% discount) of the aggregate outstanding principal and unpaid accrued interest due under the notes, which amount will be settled in shares. Because the value of the stock that would be received by investors at conversion will be fixed, the Company believes that treating the notes as stock-settled debt, rather than as having a beneficial conversion feature, is consistent with the guidance in ASC 470-20-25-8, which states:

“If a convertible instrument has a conversion option that continuously resets as the underlying stock price increases or decreases so as to provide a fixed value of common stock to the holder at any conversion date, the convertible instrument shall be considered stock-settled debt and the contingent beneficial conversion option provisions of this Subtopic would not apply when those resets subsequently occur.”

Consequently, the automatic conversion upon the applicable financing event should not be analyzed as a conversion feature and should instead be viewed as a redemption using shares for settlement of the notes.

The Company has revised its disclosure on page F-25 of the Registration Statement to include the following:

“If the notes convert upon the closing of the Company’s next qualified financing or a qualified initial public offering, the Company will record a charge equal to the difference between the fair value of the shares into which the notes convert and the carrying amount of the notes.”

Securities and Exchange Commission March 28, 2014 Page 3

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (617) 526-6982 or electronically at lia.dermarderosian@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian

Lia Der Marderosian

cc:	Oliver S. Fetzer, Ph.D.
Christopher D. T. Guiffre